June 6, 2011

Mr. Paul E. Rumler
Special Committee of the Board of Directors

ETERNAL ENERGY CORP.

2549 West Main Street, Ste. 202 Littleton, CO 80120

Re: Consent of C. K. Cooper & Company, Inc.

Dear Mr. Rumler:

We hereby consent to the inclusion of our opinion, dated April 11, 2011, to the Special Committee of the Board of Directors of Eternal Energy Corp. (the "Company") included as Annex B to the Prospectus, which forms a part of the Registration Statement on Form S-4 relating to the proposed merger of the Company and American Eagle Energy, Inc. to which this consent is attached (the "Registration Statement"), and to the references to our firm in such Prospectus under the headings "Summary," "The Merger - Background of the Merger," "The Merger - Reasons for the Merger," "The Merger--Opinion of C. K. Cooper," and "The Merger Agreement." In executing this consent, we do not admit or acknowledge that C. K. Cooper & Company, Inc. comes within the class of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder, and we do not thereby admit that we are experts with respect to any part of the Registration Statement under the meaning of the term "expert" as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Sincerely,

C. K. COOPER & COMPANY

/s/ Alexander G. Montano
Alexander G. Montano
Managing Director